貝克・麥堅時律師事務所



06015194

RECEIVED
2006 JUL 18 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003
By Hand

July 3, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 30, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
JUL 18 2006
THOMSON FINANCIAL

7/18

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on June 30, 2006:

1. Written Resolutions Passed at the Seventh Board Meeting of 2006, released on July 3, 2006, in English and in Chinese.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

Written Resolutions Passed at the Seventh Board Meeting of 2006

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") in lieu of a physical meeting on 30 June 2006, during which the resolutions set out below were duly passed.

The Board is pleased to announce that the Directors adopted the written resolutions on 30 June 2006 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions were duly passed at the Meeting:

1. the sale of a 5000 tonne product oil tanker named "Jianshe 1" (the "**Oil Tanker**") to Nanjing Heng Shun Da Shipping Co. Ltd (南京恒順達船務有限公司), an independent third party. The consideration for the sale of the Oil Tanker is RMB9,000,000 (approximately HK$8,653,846). The consideration is determined with reference to the asset valuation report dated 19 June 2006 regarding the net asset value of the Oil Tanker issued by China Consultants of Accounting and Financial Management Co., Ltd (中華財務會計諮詢有限公司), an independent and duly qualified valuer in the PRC. The report states that as at 30 April 2006 the net asset value of the Oil tanker has been valued at RMB8,000,000 (approximately HK$7,692,308). As at 30 April 2006, the book value of the Oil Tanker was RMB2,669,400 (approximately HK$2,566,731). The Oil Tanker was constructed by Shanghai Hu Dong Shipyard (上海滬東船廠), an independent third party shipyard in the PRC, and was commissioned into service in April 1983. Due to the outdated facilities and the high maintenance and repairing costs, the Company has recorded deficit arising from the Oil Tanker in the past years. Therefore, the Company proposed to dispose of the Oil tanker as a second hand vessel;

2. the sale of three 5000 tonne product oil tankers named "Jianshe 2", "Jianshe 3" and "Jianshe 21" (the "**Oil Tankers**") to Yangpu Zhong You Hua Yuan Shipping Co. Ltd. (洋浦中油華遠船務有限公司), an independent third party. The total consideration for the sale of the Oil Tankers is RMB27,000,000 (approximately HK$25,961,538). The consideration is determined with reference to the asset valuation report dated 19 June 2006 regarding the net asset value of the Oil Tankers issued by China Consultants of Accounting and Financial Management Co., Ltd (中華財務會計諮詢有限公司), an independent and duly qualified valuer in the PRC. The report states that as at 30 April 2006 the net asset value of the Oil tankers has been valued at RMB8,500,000 (approximately HK$8,173,077), RMB8,500,000 (approximately HK$8,173,077) and RMB10,000,000 (approximately HK$9,615,385), respectively, totaling RMB27,000,000 (approximately HK$25,961,538). As at 30 April 2006, the book value of the Oil Tankers was RMB2,669,400 (approximately HK$2,566,731), RMB3,050,800 (approximately HK$2,933,462) and RMB4,608,000 (approximately HK$4,430,769), respectively, totaling RMB10,328,200 (approximately HK$9,930,962). "Jianshe 2" and "Jianshe 3" were constructed by Shanghai Hu Dong Shipyard (上海滬東船廠), and "Jianshe 21" was constructed by Bo Hai Shipyard (渤海船廠), both being independent third party shipyards in the PRC. The Oil Tankers were commissioned into service in June 1983, March 1984 and January 1988, respectively. Due to the outdated facilities and the high maintenance and repairing costs, the Company has recorded deficit arising from the Oil Tankers in the past years. Therefore, the Company proposed to dispose of the Oil tankers as second vessels; and

3. the sale of a 5000 tonne product oil tanker named "Da Qing 215" (the "**Oil Tanker**") to Xinhui Gujing Qile Shipbreaking & Steel Co. Ltd of Jiangmen City, Guangdong Province (江門市新會區古井鎮奇樂軋鋼廠), an independent third party. The consideration for the sale of the Oil Tanker is RMB5,740,266.72 (approximately HK$5,519,487). The Oil Tanker was constructed by Turnu Severin Shipyard, an independent third party shipyard in Romania, and was commissioned into service on 1 July 1975, aging 31 years. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Oil Tanker is 31 years. As at 31 May 2006, the book value of the Oil Tanker was RMB265,600 (approximately HK$255,385).

This announcement is made in compliance with the requirement under Rule 13.09(2) of the Rules Governing the Listings of Securities on the Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
30 June 2006

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

2006年第七次董事會會議通過之書面決議案

董事會欣然宣佈，於2006年6月30日董事採用書面決議案(「**書面決議案**」)的方式代替召開實質會議。於會議上，已正式通過下文所載之決議案。

董事會欣然公佈，董事採用書面決議案的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「**中國**」)公司法和公司章程之有關規定正式通過。會議上正式通過以下決議案：

一、 關於將五千噸級成品油輪「建設1」輪(「**油輪**」)出售給獨立第三方南京恒順達船務有限公司，出售該油輪的代價為人民幣9,000,000元(約8,653,846港元)。該代價乃參考一獨立及合資格中國估值師中華財務會計諮詢有限公司於2006年6月19日發出的有關該油輪的資產評估報告而釐定。該報告呈列，於2006年4月30日評估基準日，該油輪淨資產評估值為人民幣800萬元(約7,692,308港元)。截至2006年4月30日，該油輪的帳面淨值為人民幣266.94萬元(約2,566,731港元)。該油輪是由獨立第三方上海滬東船廠建造，於1983年4月正式投入服務。由於該油輪設備老化以及高額的維修費用，因此公司在過去的幾年裏記錄該油輪處於虧損狀態。為此，公司擬將該油輪作為二手船出售。

二、 關於將三艘五千噸級成品油輪「建設2」、「建設3」、「建設21」(「**該等油輪**」)出售給獨立第三方洋浦中油華遠船務有限公司，出售該等油輪的總代價為人民幣27,000,000元(約25,961,538港元)。該代價乃參考一獨立及合資格中國估值師中華財務會計諮詢有限公司於2006年6月19日發出的有關該等油輪的資產評估報告而釐定。該報告呈列，於2006年4月30日評估基準日，該等油輪評估值分別為人民幣850萬元(約8,173,077港元)、人民幣850萬元(約8,173,077港元)和人民幣1000萬元(約9,615,385港元)，合計人民幣2700萬元(約25,961,538港元)。截至2006年4月30日，該等油輪的帳面淨值分別為人民幣266.94萬元(約2,566,731港元)、人民幣305.08萬元(約2,933,462港元)和人民幣460.80萬元(約4,430,769港元)，合計人民幣1032.82萬元(約9,930,962港元)。「建設2」、「建設3」輪由獨立第三方上海滬東船廠建造，「建設21」輪由獨立第三方渤海船廠建造，該等油輪分別於1983年6月、1984年3月、1988年1月正式投入服務。由於該等油輪設備老化，以及高額的維修費用，因此公司在過去的幾年裏記錄該等油輪處於虧損狀態。為此，公司擬將該等油輪作為二手船出售。

三、 關於將五千噸級成品油輪「大慶215」(「**油輪**」)出售給獨立第三方江門市新會區古井鎮奇樂軋鋼廠，出售該油輪的代價為人民幣5,740,266.72元(約5,519,487港元)。該油輪由獨立第三方羅馬尼亞土爾努塞維林船廠建造，於1975年7月1日正式投入服務，至今已達31年船齡。根據中華人民共和國交通部於2001年4月9日發出的通知，該油輪強制報廢的船齡為31年。截至2006年5月31日，該油輪的帳面淨值為人民幣265,600元(約255,385港元)。

本公告乃為遵照香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海，二零零六年六月三十日

附註：除另有指明外，港元兑人民幣是按1.00港元兑人民幣1.04元兑換率折算。

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王珉和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。

貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003
By Hand

June 29, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,



Michelle Li / Joyce Yip

Encl.

<u>Annex 1</u>

A List of Documents Made Public
in connection with the Listing since our last submission dated on June 21, 2006:

1. Announcement re Resignation of Existing Chairman and Appointment of New Chairman and a Vice Chairman, released on June 29, 2006, in English and in Chinese.

SOUTH CHINA MORNING POST 2 9 JUN 2006



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Announcement
Resignation of Existing Chairman and Appointment of New Chairman and a Vice Chairman

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") announces that Mr. Li Kelin has resigned from his position as the Chairman of the Board, Mr. Li Shaode has been appointed as the Chairman of the Board and Mr. Zhang Guofa ("Mr. Zhang") has been appointed as a Vice Chairman of the Board, all with effect from 28 June 2006.

The Board announces that:

(1) **Resignation of Existing Chairman**
Mr. Li Kelin, due to his age, has tendered his resignation from his position as the Chairman of the Board on 28 June 2006. Mr. Li Kelin's request has been approved at and became effective upon the conclusion of the meeting of the Board held on 28 June 2006 (the "Board Meeting"). Mr. Li Kelin has also been re-designated as a non-executive director and such re-designation became effective on the same date.

(2) **Appointment of New Chairman and a Vice Chairman**
The Board has appointed Mr. Li Shaode as the new Chairman of the Board and Mr. Zhang as a Vice Chairman of the Board at the Board Meeting. Mr. Li Shaode has also been re-designated as an executive director. The appointment of Mr. Li Shaode and Mr. Zhang and the re-designation of Mr. Li Shaode became effective on 28 June 2006.

Background of Mr. Li Shaode

Mr. Li Shaode, aged 55, joined the Company in October 1997 and has been a non-executive director and the Vice Chairman of the Company since 3 March 2004. Mr. Li had over 35 years of experience in the shipping industry. He graduated in 1983 from the Shanghai Maritime University, majoring in the Sea Transportation Management. In 1997, he obtained a Master's Degree in engineering in Shanghai Maritime University. He was elected as the Vice Chairman of China Ship-owners' Society in 2001.

During the last three years, Mr. Li has also been the party secretary and a Vice President of China Shipping (Group) Company ("China Shipping"), the controlling shareholder of the Company, and in early June 2006 he was appointed as the President of China Shipping. In addition, Mr. Li was a Vice Chairman and subsequently the Chairman of China Shipping Development Co., Ltd, a listed public company whose H shares and A shares are listed on the Stock Exchange and Shanghai Stock Exchange respectively and a subsidiary of China Shipping. Saved as disclosed above, Mr. Li has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Li was granted 680,000 units of share appreciation rights (the "Rights") in accordance with the share appreciation rights scheme adopted by the Company's shareholders on 12 October 2005. Saved as disclosed above, Mr. Li does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. There is no information which requires to be disclosed by Mr. Li under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Li has a service contract with the Company for a term of 3 years. The amount of emoluments of Mr. Li for his position as Chairman will be RMB880,000 (equivalent to approximately HK$852,000) per year as determined by the Board with regard to his duties, responsibilities and time spent on the affairs of the Company.

Background of Mr. Zhang

Mr. Zhang Guofa, aged 49, joined the Company in February 2005 and is a non-executive director of the Company. Mr. Zhang began his career in the shipping industry in 1980 and has extensive management experience. He graduated from Wuhan University in 1988, obtained a Master degree in 1991 and a Doctorate degree in 1997. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004 till now, he became a Vice President and party member of China Shipping. Mr. Zhang has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Zhang was granted 300,000 Rights in accordance with the share appreciation rights scheme adopted by the Company's shareholders on 12 October 2005. Saved as disclosed above, Mr. Zhang does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. There is no information which requires to be disclosed by Mr. Zhang under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Zhang has a service contract with the Company for a term commencing from the conclusion of the first special general meeting of the Company in year 2005 held on 18 February 2005 until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The amount of emoluments of Mr. Zhang for his position as a Vice Chairman will be RMB88,000 (equivalent to approximately HK$85,200) per year as determined by the Board with regard to his duties, responsibilities and time spent on the affairs of the Company.

The Board would like to take this opportunity to thank Mr. Li Kelin for his valuable contribution to the Company during his tenure of service and the Board would also like to express its congratulation to Mr. Li Shaode and Mr. Zhang on their appointments.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China

28 June 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Kelin, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.033

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

公告
現任董事長辭任及委任新董事長及一名副董事長

中海集裝箱運輸股份有限公司(「本公司」)董事會(「董事會」)宣佈，李克麟先生辭任董事會之董事長一職，而李紹德先生獲委任為董事會之董事長及張國發先生(「張先生」)獲委任為董事會之副董事長，全部於二零零六年六月二十八日生效。

董事會宣佈：

(1) **現任董事長辭任**

李克麟先生由於年事已高，於二零零六年六月二十八日就董事會之董事長一職提出呈辭。李克麟先生之呈辭已於二零零六年六月二十八日舉行之董事會會議(「董事會會議」)獲批准，並於會議結束時生效。李克麟先生同時被調任為非執行董事，並於同日生效。

(2) **委任新董事長及一名副董事長**

於董事會會議上，董事會已委任李紹德先生為董事會之新董事長，並委任張先生為董事會之副董事長。李紹德先生同時還被調任為執行董事。李紹德先生及張先生之委任以及李紹德先生的調任於二零零六年六月二十八日生效。

李紹德先生之背景資料

李紹德先生，55歲，於一九九七年十月加入本公司，自二零零四年三月三日起出任本公司非執行董事兼副董事長。李先生擁有逾35年航運業經驗。彼於一九八三年畢業於上海海運學院水運管理專業，一九九七年獲得上海海運學院工學碩士學位。李先生於二零零一年獲選為中國船東學會副會長。

於過去三年，李先生亦為本公司控股股東中國海運(集團)總公司(「中海」)之黨組書記兼副總裁，二零零六年六月初李先生獲委任為中海之總裁。另外，李先生先後擔任中海附屬公司中海發展股份有限公司(其H股及A股分別於聯交所及上海證券交易所上市)之副董事長及董事長。除上文披露者外，李先生於過去三年並無擔任任何上市公司董事，亦無其他重要委任及資歷，且與本公司任何董事、高級管理人員或主要或控股股東概無關連。

李先生根據本公司股東於二零零五年十月十二日採納之股票增值權計劃獲授680,000個單位之股票增值權(「增值權」)。除上文披露者外，於本公告日期，李先生並無於本公司股份中擁有證券及期貨條例第XV部所界定任何其他權益。李先生並無任何根據上市規則第13.51(2)(h)至(v)條須予披露之資料，亦無根據上市規則第13.51(2)(w)條須知會本公司證券持有人之任何其他事宜。

李先生與本公司訂有為期三年之服務合約。李先生身為董事長所享有酬金為年薪88萬元人民幣(約相當於85.2萬港元)，乃由董事會因應其職務及為本公司事務所投入時間釐定。

張先生之背景資料

張國發先生，49歲，於二零零五年二月加入本公司，為本公司非執行董事。張先生於一九八零年開展其航運事業，具備豐富管理經驗。彼於一九八八年畢業於武漢大學，於一九九一年取得碩士學位，於一九九七年取得博士學位。張先生於二零零一年十一月至二零零四年十一月期間出任交通部水運司副司長，自二零零四年十一月至今擔任中海副總裁及黨組成員。張先生於過去三年並無擔任任何上市公司董事，亦無其他重要委任及資歷，且與本公司任何董事、高級管理人員或主要或控股股東概無關連。

張先生根據本公司股東於二零零五年十月十二日採納之股票增值權計劃獲授300,000個單位之增值權。除上文披露者外，於本公告日期，張先生並無於本公司股份中擁有證券及期貨條例第XV部所界定任何其他權益。張先生並無任何根據上市規則第13.51(2)(h)至(v)條須予披露之資料，亦無根據上市規則第13.51(2)(w)條須知會本公司證券持有人之任何其他事宜。

張先生與本公司已訂立服務合約，任期自本公司於二零零五年二月十八日舉行之二零零五年首個股東特別大會結束時開始，直至本公司將於二零零七年六月或前後舉行之二零零六年股東週年大會結束時為止。張先生身為一名副董事長所享有酬金為年薪8.8萬元人民幣(約相當於8.52萬港元)，乃由董事會因應其職務及為本公司事務所投入時間釐定。

董事會謹此就李克麟先生任期內為本公司所作寶貴貢獻致以深切謝意，亦祝賀李紹德先生及張先生獲委任新職務。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年六月二十八日

於本公告刊發日期，董事會由執行董事李紹德先生、買鴻祥先生、黃小文先生及趙宏舟先生，非執行董事李克麟先生、張建華先生、王大雄先生、張國發先生及徐輝先生，以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

本公告採用的滙率為1港元兑1.033元人民幣，惟僅作說明用途。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

June 30, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Susan Min (202)-9421951

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 29, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,



Michelle Li / Joyce Yip

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on June 29, 2006:

1. Clarification Announcement, released on June 30, 2006, in English and in Chinese.

SOUTH CHINA MORNING POST 30 JUN 2006

B14

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CLARIFICATION ANNOUNCEMENT

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") refers to the announcement of the Company dated 28 June 2006 in relation to the resignation of existing Chairman and appointment of new Chairman and a Vice Chairman of the Company (the "Announcement"), the English version of which was published in the South China Morning Post and the Chinese version of which was published in the Hong Kong Economic Times on 29 June 2006. Unless the context otherwise requires, terms and expressions defined in the Announcement shall have the same meanings when used in this announcement.

Contrary to the statement in the Announcement that Mr. Zhang has not held any directorship in listed public companies in the last three years, the Board would like to clarify that from 26 May 2006 till now, Mr. Zhang has been an executive director of China Shipping Development Co., Ltd, a listed public company whose H shares and A shares are listed on the Stock Exchange and Shanghai Stock Exchange respectively and a subsidiary of China Shipping. Saved as disclosed above, Mr. Zhang has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company.

The Company wishes to apologise for any inconvenience so caused. Shareholders of the Company are advised to exercise caution when reading the Announcement.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
29 June 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Kelin, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

（於中華人民共和國註冊成立的股份有限公司）
（股票代號：2866）

澄清公告

中海集裝箱運輸股份有限公司（「本公司」）董事會（「董事會」）謹此提述本公司日期為二零零六年六月二十八日之公告（「該公告」），內容有關本公司現任董事長辭任及委任新董事長及一名副董事長，該公告之英文及中文版本於二零零六年六月二十九日分別在南華早報及香港經濟日報刊登。除文義另有所指，本公告所用詞彙及用語與該公告所界定者具相同涵義。

有別於該公告所述之張先生於過去三年並無擔任任何上市公司董事之內容，董事會謹此澄清，自二零零六年五月二十六日至現時為止，張先生一直出任中海發展股份有限公司之執行董事，該公司為一家上市公司，其H股及A股分別於聯交所及上海證券交易所上市，亦為中海之附屬公司。除上文披露者外，張先生於過去三年並無擔任任何上市公司董事，亦無其他重要委任及資歷，且與本公司任何董事、高級管理人員或主要或控股股東概無關連。

本公司謹就所產生任何不便深表歉意。本公司股東務請審慎閱覽該公告。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年六月二十九日

於本公告刊發日期，董事會由執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李克麟先生、張建華先生、王大雄先生、張國發先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*